SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35287

Deregistration under Section 8(f) of the Investment Company Act of 1940

July 26, 2024

AGENCY: Securities and Exchange Commission ("Commission" or "SEC")

ACTION: Notice of Applications for Deregistration under Section 8(f) of the Investment

Company Act of 1940.

The following is a notice of applications for deregistration under section 8(f) of the Investment

Company Act of 1940 for the month of July 2024. A copy of each application may be obtained

via the Commission's website by searching for the applicable file number listed below, or for

an applicant using the Company name search field, on the SEC's EDGAR system. The SEC's

EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the

SEC's Public Reference Room at (202) 551-8090. An order granting each application will be

issued unless the SEC orders a hearing. Interested persons may request a hearing on any

application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the

relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the

relevant applicant below, or personally or by mail, if a physical address is listed for the

relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m. on

August 21, 2024, and should be accompanied by proof of service on applicants, in the form of

an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing

requests should state the nature of the writer's interest, any facts bearing upon the desirability

of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Emerge ETF Trust [File No. 811-23797]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On July 14, 2023, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $34,485.92 incurred in connection with the liquidation were paid by the applicant. Applicant also has retained approximately $6,990.73 for the purpose of paying outstanding liabilities.

Filing Dates: The application was filed on September 15, 2023 and amended on July 19, 2024.

Applicant's Address: 500 Pearl Street, Suite 740, Buffalo, New York 14202.

Morgan Stanley California Tax-Free Daily Income Trust [File No. 811-05554]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On September 15, 2023, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $100,000 incurred in connection with the liquidation were paid by the applicant.

Filing Date: The application was filed on July 18, 2024.

Applicant's Address: c/o Morgan Stanley Investment Management Inc., 1585 Broadway, New York, NY 10036.

Morgan Stanley Tax-Free Daily Income Trust [File No. 811-03031]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On September 15, 2023, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $100,000 incurred in connection with the liquidation were paid by the applicant.

Filing Date: The application was filed on July 18, 2024.

Applicant's Address: c/o Morgan Stanley Investment Management Inc., 1585 Broadway, New York, NY 10036.

Morgan Stanley Variable Investment Series [File No. 811-03692]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On July 28, 2023, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $96,000 incurred in connection with the liquidation were paid by the applicant.

Filing Date: The application was filed on July 18, 2024.

Applicant's Address: c/o Morgan Stanley Investment Management Inc., 1585 Broadway, New York, NY 10036.

Virtus Stone Harbor Emerging Markets Total Income Fund [File No. 811-22716]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Virtus Stone Harbor Emerging Markets Income Fund, and on December 15, 2023 made a final distribution to its shareholders based on net asset value. Expenses of $475,000 incurred in connection with the reorganization were paid by the applicant and the acquiring fund.

Filing Dates: The application was filed on June 5, 2024 and amended on July 22, 2024.

Applicant's Address: 101 Munson Street, Greenfield, Massachusetts 01301-9683.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Sherry R. Haywood,

Assistant Secretary.